FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Riley Thomas E.	2. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Regional Executive Vice President
(Last) (First) (Middle) 5900 N. Andrews Ave., Ste. 300	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year March 24, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Ft. Lauderdale FL 33309								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	3/24/03		A		11,430(1)	A	N/A	126,730	I	Stock Performance Plan
Common Stock, $.10 par value								42,782	D
Common Stock, $.10 par value								36,801	I	401(k) Plan(2)
Common Stock, $.10 par value								425	I	Spouse(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	$ 9.6719							4/21/01	4/20/10	Common Stock	10,340			D
	9.6719							4/21/02	4/20/10	Common Stock	10,340			D
	9.6719							4/21/03(b)	4/20/10	Common Stock	75,044			D
	9.6719							4/21/04(b)	4/20/10	Common Stock	10,340			D
	9.6719							4/21/05(b)	4/20/10	Common Stock	10,340			D
	9.6719							4/21/06(b)	4/20/10	Common Stock	10,340			D
	$31.56	3/24/03		A		90,381(c)		3/23/13	3/24/13	Common Stock	90,381		217,125	D

Explanation of Responses:

(1)   These securities were granted pursuant to the Company’s Stock Performance Plan.  Until the satisfaction of conditions contained in that Plan, the recipient has neither voting rights nor dividend entitlement with respect to these shares, and full ownership will not vest until additional conditions are satisfied.

(2)  Based upon information supplied as of 1/8/03 by the Plan’s recordkeeper.  Number of shares varies periodically based on contributions to plan.

(3) Reporting Person disclaims beneficial ownership in shares owned by Spouse of Reporting Person.

(a)   Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan").  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)   Due to the satisfaction of conditions established pursuant to the Plan, 75,044 options will vest and become exercisable on 4/21/03, and an additional 10,340 will vest on each of 4/21/04, 4/21/05 and 4/21/06, subject to grantee's continued service with the Company as specified in the Plan.

(c)    These options vest and become exercisable on 3/23/13, unless accelerated based on satisfaction of conditions established pursuant to the Plan.

		/S/ THOMAS E. RILEY	3/25/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	THOMAS E. RILEY

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2